Exhibit 10(q)

September 15, 2000

Ms. Patricia K. Swanke
1253 Windsor Drive
Beavercreek, OH  45434

Dear Pat:

            DPL Inc. (“DPL”) and its subsidiary, The Dayton Power and Light Company (“DP&L”) hereinafter collectively referred to as the “Company”, considers the establishment and maintenance of a sound and vital management to be essential to protecting and enhancing the best interests of the Company and its shareholders.  In this connection, the Company recognizes that, as is the case with many publicly held corporations, the possibility of a Change of Control (as defined in paragraph 2) can raise distracting and disrupting uncertainties and questions among management personnel, can interfere with their whole-hearted attention and devotion to the performance of their duties, and can even lead to their departure, all to the detriment of the best interests of the Company and its shareholders.  Accordingly, the Board of Directors of DPL (the “Board of Directors”) and the Board of Directors of DP&L have determined that the best interests of the Company and its shareholders would be served by assuring to certain executives of the Company, including yourself, the protection provided by an agreement which defines the respective rights and obligations of the Company and the executive in the event of termination of employment subsequent to a Change of Control.

            In order to effect the foregoing, this letter agreement sets forth the Company’s agreement to extend to you the severance benefits which the Company agrees will be provided to you in the event your employment with the Company or, in the case of a Change of Control described in clause (iv) of paragraph 2, with the successor to the Company is terminated subsequent to a Change of Control under the circumstances described in paragraph 3 below.

NON-COMPETITION AND CONFIDENTIALITY

            In turn, we would like for you to give us assurance that you will not act contrary to the Company’s interests in the future.  Accordingly, in consideration of the foregoing, you agree that during the term of your employment with the Company and for a period of two years after termination of your employment for any reason, you will not, without our prior written consent, engage, participate or be interested, directly or indirectly, in any business:  (i) which is engaged in Ohio, Indiana, Kentucky, Michigan and/or Pennsylvania in providing (as a public utility or otherwise) gas and/or electric power or services on a retail and/or wholesale basis or in providing energy marketing, aggregation and/or procurement services or (ii) which is engaged in any other business being conducted or proposed to be conducted by the Company.

            Furthermore, you agree that, during the aforementioned two year period, you will not (i) directly or indirectly, solicit for employment with yourself or any firm or entity with which you are associated with, any employee of the Company or otherwise disrupt, impair, damage or interfere with the Company’s relationship with its employees; (ii) solicit for your own behalf or on behalf of any other person(s), any customer of the Company that has purchased goods from the Company any time in the twelve (12) months preceding your date of termination or that the Company is actively soliciting, for the purpose of marketing or distributing any product or service competitive with any product or service then offered by the Company in any geographic market where the Company is doing or preparing to do business; or (iii) engage yourself or be affiliated with any person(s), in the development or marketing, including but not limited to  the establishment of product prices, of any product which will compete with any product the Company is then developing or marketing in any geographic market where the Company is doing or preparing to do business.

            At all times, you (i) will keep all confidential, nonpublic and/or proprietary information (including, for example, trade secrets, financial information, customer information and business and strategic plans) of the Company (regardless of when you became aware of such information) in strict confidence and (ii) will not, directly or indirectly, use or disclose to any person in any manner any of such information, except to the extent directly related to and required by your performance of the duties assigned to you by the Company.  You will take all appropriate steps to safeguard such information and to protect it against unauthorized disclosure, misuse, loss or theft.  Upon termination of your employment, you will promptly return to the Company, without retaining any copies, all written or computer readable material containing any of such information, as well as all other property and records of the Company, in your possession or control.

1.         OPERATION AND TERM OF AGREEMENT.

            This agreement shall become effective immediately upon the execution hereof.  This agreement shall continue until September 15, 2001, and shall automatically renew for each consecutive twelve month period thereafter (i.e., September 15 to September 14th), unless either the Company provides you or you provide the Company a one (1) year prior written notice of its or your intention not to renew this agreement.  Notwithstanding the foregoing, the term of this agreement shall continue in effect for a period of not less than thirty-six (36) months after each Change of Control occurring during the term of this agreement; and any benefit that accrues to you pursuant to the terms of this agreement shall continue to be an obligation of the Company and enforceable by you until paid in full, notwithstanding the subsequent termination of this agreement; provided however that if the event constituting a Change of Control is either the commencement of a tender offer for 15% or more of the combined voting power of DPL or DP&L, or the entering into of an agreement referred to in item (ii) or (iii) of paragraph 2, and such tender offer is still pending or such agreement has not been consummated at the end of the thirty-six month period applicable to such Change of Control, then without limitation of the other provisions of this paragraph, such thirty-six month period shall be extended through the date on which the tender offer or agreement is either (a) terminated or abandoned or (b) consummated, whichever occurs first, and the thirty-six month periods respectively provided for in paragraphs 3.A. and 5.A. shall also be so extended.  If more than one Change of Control occurs during the term of this agreement, the provisions of this agreement shall be applicable to each such Change of Control.

1.A.     TERMINATION FOR ANY REASON.

            Notwithstanding any other provisions of this agreement to the contrary, upon termination of employment for any reason at any time, the following shall be paid or made available to you in compensation for services previously rendered:

(i)

The Company shall pay to you in a lump sum in cash not later than the fifteenth day following the Date of Termination (as defined in paragraph 4) your full base salary through the Date of Termination at the rate in effect at the Date of Termination; and also the amount of the award or awards, if any, with respect to any completed period or periods which, pursuant to the Management Incentive Compensation Program has been earned by you but which has not yet been paid to you.

(ii)

The Company shall pay or make available to you all other accrued benefits of any kind to which you are, or would otherwise have been, entitled through the Date of Termination (as defined in paragraph 4).

2.         CHANGE OF CONTROL.

            Except as provided in paragraph 1.A. above, no benefits shall be payable hereunder unless there shall have been a Change of Control, as defined below, and your employment by the Company shall thereafter have been terminated in accordance with paragraph 3 below.  For purposes of this agreement, a ‘Change of Control’ means any change in control of DPL, or its principal subsidiary, DP&L, of a nature that would be required to be reported in response to Item 6 (e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); provided that, without limitation, such a Change of Control shall be deemed to have occurred if (i) any “person” (as such term is defined in Section 13 (d) and 14 (d) (2) of the Exchange Act; hereafter, a “Person”) other than DPL or DP&L or an entity then directly or indirectly controlling, controlled by or under common control with DPL or DP&L is on the date hereof or becomes or commences a tender offer to become the beneficial owner, directly or indirectly, of securities of DPL or  DP&L representing (A) 15% or more of the combined voting power of the then outstanding securities of DPL or DP&L if the acquisition of such beneficial ownership or such tender offer is not approved by the Board of Directors of DPL prior to the acquisition or the commencement of such tender offer or (B) 50% or more of such combined voting power in all other cases; (ii) DPL or DP&L enters into an agreement to merge or consolidate itself, or an agreement to consummate a ‘combination’ or ‘majority share acquisition’ in which it is the ‘acquiring corporation’ (as such terms are defined in Ohio Rev. Code § 1701.01 as in effect on December 31, 1990) and in which shareholders of DPL or DP&L, as the case may be, immediately prior to entering into such agreement, will beneficially own, immediately after the effective time of the merger, consolidation, combination or majority share acquisition, securities of DPL or DP&L or any surviving or new corporation, as the case may be, having less than fifty Percent (50%) of the “voting power” of DPL or DP&L, or any surviving or new corporation, as the case may be, including “voting power” exercisable on a contingent or deferred basis as well as immediately exercisable ‘voting power’, excluding any merger of DPL into DP&L or of DP&L into DPL; (iii) DPL or DP&L enters into an agreement to sell, lease, exchange or otherwise transfer or dispose of all or substantially all of its assets to any Person other than to a wholly owned subsidiary or, in the case of DP&L, to DPL; but not including (A) a mortgage or pledge of assets granted in connection with a financing or (B) a spin-off or sale of assets if DPL continues in existence and its common shares are listed on a national securities exchange, quoted on the automated quotation system of a national securities association or traded in the over-the-counter market; (iv) any transaction referred to in (ii) or (iii) above is consummated; or (v) those persons serving as directors of DPL or DP&L on the date of this agreement (the “Original Directors”) and/or their Successors do not constitute a majority of the whole Board of Directors of DPL or DP&L, as the case may be (the term ‘Successors’ shall mean those directors whose election or nomination for election by shareholders has been approved by the vote of at least two-thirds of the Original Directors and previously qualified Successors serving as directors of DPL or DP&L, as the case may be, at the time of such election or nomination for election).

3.         TERMINATION FOLLOWING CHANGE OF CONTROL.

            A.            If any of the events described in paragraph 2 constituting a Change of Control shall have occurred, then upon any subsequent termination of your employment at any time within thirty-six months following the occurrence of any such event, you shall be entitled to the benefits set forth in paragraph 5, unless such termination is:

(i)	by the Company because of your Disability or for Cause;

(ii)	by you without Good Reason; or

(iii)	because of your death.

Notwithstanding the foregoing sentence and any other provision herein to the contrary, if (a) the event constituting the Change of Control is only the commencement of a tender offer as provided in subparagraph (i) of paragraph 2 above, (b) the tender offer is abandoned or terminated, and (c) a majority of the Original Directors and/or their Successors (as defined in paragraph 2 above) of DPL Inc. determine that the tender offer will not effectuate or otherwise result in a subsequent Change of Control and gives you written notice of such determination, then, as to that particular event only, a subsequent termination of your employment will not entitle you to the benefits set forth in paragraph 5.

            For purposes of this agreement, termination of your employment shall be deemed to have occurred within thirty-six months following the occurrence of a Change of Control if a Notice of Termination (as defined in paragraph 4) with respect thereto is given within such three year period.

            B.            As used in this agreement, the terms “Disability”, “Cause” and “Good Reason” shall have the meaning set forth below:

(i)

Disability.   “Disability” shall mean, for the purposes of this agreement, your inability to perform the duties required of you on a full-time basis for a period of six consecutive months because of physical or mental illness or other physical or mental disability or incapacity, followed by the Company giving you thirty days’ written notice of its intention to terminate your employment by reason thereof, and your failure because of physical or mental illness or other physical or mental disability or incapacity to resume the full-time performance of your duties within such period of thirty days and thereafter perform the same for a period of two consecutive months.

(ii)

Cause.   “Cause” shall mean (a) commission of a felony, (b) embezzlement, (c) the illegal use of drugs, or (d) if no Change of Control has occurred other than the commencement of a tender offer and/or the entering into of an agreement referred to in items (ii) or (iii) of paragraph 2, the failure by you to substantially perform your duties with the Company (other than any such failure resulting from your physical or mental illness or other physical or mental incapacity) as determined by the Board of Directors.  Notwithstanding the foregoing, Cause shall not be deemed to exist unless and until there shall have been delivered to you a copy of a resolution duly adopted by written consent of not less than three-fourths of the number of directors then in office (after reasonable notice to you and an opportunity for you, together with you counsel, to be heard at a meeting of the Board of Directors called and held for that purpose), finding that in the good faith opinion of the Board of Directors you were guilty of conduct set forth above in clauses (a), (b), (c) or (d) of the first sentence of this subparagraph and specifying the particulars thereof in detail.

(iii)	Good Reason. “Good Reason” shall mean:

(a)          The assignment to you, without your express consent, of any duties inconsistent with the written objectives approved by the Company with respect to your position, duties, responsibilities and status with the Company (including membership on the Board of Directors) in effect immediately prior to a Change of Control, or a change in your reporting responsibilities, titles or offices as described in the Company’s written objectives in effect immediately prior to a Change of Control, or your removal from or any failure to re-elect you to any of such positions or offices, except in connection with the termination of your employment for Disability or Cause, or by you other than for Good Reason, or as a result of your death.

(b) Except with regard to a Change of Control consisting only of the commencement of a tender offer and/or the entering into of an agreement referred to in item (ii) or (iii) of paragraph 2 above,

failure by the Company to increase your annual base salary, at the time when salary adjustments were historically made by the Company prior to the Change of Control, by an amount which at least equals on a percentage basis the average percentage increase in your base salary during the three (3) full calendar years immediately preceding the Change of Control.

(c) A reduction by the Company of your base salary as in effect on the date hereof or as the same may be increased from time to time.

(d)          Failure by the Company to continue in effect any benefit or compensation plan (including but not limited to the Company’s Management Incentive Compensation Program, Key Employees Deferred Compensation Plan, Management Stock Incentive Plan, Supplemental Executive Retirement Plan or any other pension, employee stock ownership, life insurance, medical, health and accident, or disability plan) in which you are participating at the time of a Change of Control or plans providing you with substantially similar benefits; or the taking of any action by the Company which would adversely affect your participation in or materially reduce your benefits under any of such plans or deprive you of any material fringe benefit enjoyed by you at the time of the Change of Control; or the failure by the Company to provide you with the number of paid vacation days to which you would then be entitled in accordance with the Company’s vacation policy in effect at the time of the Change of Control.

(e)          The relocation of the Company’s principal executive offices to a location outside Montgomery County, Ohio, if at the time of a Change of Control you are based at the Company’s principal executive offices.

(f)          The Company’s requiring you to be based anywhere more than fifty miles from the location where you are based at the time of a Change of Control (except for required travel on the Company’s business to an extent substantially consistent with your business travel obligations as they existed at the time of a Change of Control); or, in the event you consent to being based anywhere more than fifty miles from such location, the failure by the Company to pay (or reimburse you for) all reasonable moving expenses incurred by you relating to a change of your principal residence in connection with such relocation and to indemnify you against any loss (defined as the difference between the actual sale price of such residence after the deduction of all real estate brokerage charges and related selling expenses and the higher of (1) your aggregate investment in such residence or (2) the fair market value of such residence as determined by a real estate appraiser designated by you and reasonably satisfactory to the Company realized upon the sale of such residence in connection with any such change of residence.

(g)          Except with regard to a Change of Control consisting only of the commencement of a tender offer and/or the entering into of an agreement referred to in item (ii) or (iii) of paragraph 2 above, the Company’s requiring you to perform duties or services which necessitate absence overnight from your place of residence, because of travel involving the business or affairs of the Company, to a degree not substantially consistent with the extent of such absence necessitated by such travel during the period of twelve months immediately preceding a Change of Control.

(h) The failure of the Company to obtain the assumption of this agreement by any successor as provided in paragraph 7 hereof.

(i) The Company’s termination of your employment without satisfying any applicable requirements of subparagraph (ii) above or of paragraph 4.

(j)          If, within thirty-six months after the date of a Change of Control (other than a Change of Control consisting only of the commencement of a tender offer and/or the entering into of an agreement referred to in item (ii) or (iii) of paragraph 2 above), you determine in good faith that due to the Change of Control, you are not able to effectively discharge your duties.

            C.            Should your employment be terminated because of a Disability within thirty-six (36) months following the occurrence of a Change of Control, you shall be entitled to receive benefits under any Company employee salary continuation plan or employee disability insurance plan then in effect in accordance with the then applicable terms thereof; provided that if the Change of Control is other than a Change of Control consisting only of the commencement of a tender offer and/or the entering into of an agreement referred to in item (ii) or (iii) of paragraph 2 above, you shall be entitled to receive such benefits or benefits under any similar plan in effect as of the date of the occurrence of such Change of Control, whichever shall result in the highest amount of benefits being paid to you as a result of the Disability in question.

            D.            If subsequent to a Change of Control your employment is terminated by the Company for Cause, the Company shall pay or make available to you, in compensation for services previously rendered, the amounts and the coverage provided under paragraph 1.A. above; and the Company shall thereupon have no further obligation to you under this agreement.

4.         NOTICE UPON TERMINATION.

            A.            Any termination of your employment subsequent to a Change of Control, unless by you without Good Reason or because of your death, shall be consummated by written Notice of Termination given to the other party.  For purposes of this agreement, “Notice of

Termination” shall mean a notice given by the Company, or by you following the event specified in subparagraph 3B(iii), which indicates the specific termination provision or provisions in this agreement relied upon, if any, and sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment.

            B.            “Date of Termination” shall mean

(i)	if your employment is terminated by the Company for Cause, the date specified in the Notice of Termination;

(ii)	if you terminate your employment for Good Reason, the date specified in your Notice of Termination; or

(iii)	if your employment is terminated by the Company or by you for any other reason, the date of such termination.

5.         COMPENSATION UPON TERMINATION.

            A.            If, subsequent to a Change of Control and within thirty-six months thereafter, your employment is terminated by the Company other than for Disability, for Cause or because of your death, or is terminated by you for Good Reason, then

(i) The Company shall pay to you as severance pay in a lump sum in cash not later than the fifteenth day following the Date of Termination, the amounts determined as provided below:

(a)          In the event the Date of Termination precedes the completion of a period in which, pursuant to the Management Incentive Compensation Plan, you could have earned compensation thereunder had your employment not been terminated prior to the completion of such period, or in the event the Date of Termination precedes the determination of compensation that you have earned for a completed period under the Management Incentive Compensation Plan, then, with respect to such period, you shall be entitled to an amount equal to the average annual award you earned under the Management Incentive Compensation Plan for the years immediately preceding the year during which the Date of Termination occurs (or for the years you have participated in the Plan during such three year period, if less than three), whether or not fully paid.

(b)          In lieu of further salary payments to you for periods subsequent to the Date of Termination, an amount (the “Additional Compensation Payment”) equal to 300% of the sum of (1) your annual base salary (which base salary is computed before deduction for any deferred compensation or other employee deferrals) at the rate in effect as of the Date of Termination (or, if higher, at the rate in effect as of the time of the Change of Control) plus (2) the average annual award you earned under the Company’s Management Incentive Compensation Plan for the three years immediately preceding the year during which the Date of Termination occurs (or for the years you have participated in the Plan during such three year period, if less than three), whether or not fully paid.

(c)          Anything in the Management Incentive Compensation Plan or any action taken by the Board of Directors or any committee of the Board of Directors pursuant thereto to the contrary notwithstanding, any awards, whether in cash or Company shares, made under such plan prior to the Date of Termination which have been credited to your account but the payment of which has been deferred.

(d) Any amount payable under paragraph 9 hereof.

(ii)         The Company shall, at its expense, maintain in full force and effect for your continued benefit all life insurance, health and accident, and disability plans, programs and arrangements in which you were entitled to participate immediately prior to the Date of Termination, or, if more favorable to you, on the date of a prior Change of Control, provided that your continued participation is possible under the terms of such plans, programs and arrangements.  In the event that the terms of any such plan, program or arrangement do not permit your continued participation or that any such plan, program or arrangement is discontinued or the benefits thereunder materially reduced, the Company shall arrange to provide, at its expense, benefits to you which are substantially similar to those which you were entitled to receive under such plan, program or arrangement immediately prior to the Date of Termination.  The Company’s obligation under this subparagraph (ii) shall terminate on the earliest of the following dates:

(a)	the third anniversary date of the Date of Termination; or

(b)	the date an essentially equivalent and no less favorable benefit is made available to you at no cost by a subsequent employer.

At the end of the applicable period of coverage set forth above, you shall have the option to have assigned to you, at no cost and with no apportionment of prepaid premiums, any assignable insurance owned by the Company and relating specifically to you.

(iii)          In the event that because of their relationship to you, members of your family or other individuals are covered by a plan, program, or arrangement described in subparagraph (ii) above immediately prior to the Date of Termination, the provisions set forth in the above paragraph shall apply equally to require the continued coverage of such persons; provided, however, that if under the terms of any such plan, program or arrangement, any such person would have ceased to be eligible for coverage during the period in which the Company is obligated to continue coverage for you, nothing set forth herein shall obligate the Company to continue to provide coverage which would have ceased even if you had remained an employee of the Company during such period.

(iv)          The Company shall enable you to purchase the automobile, if any, which the Company was providing for your use at the time Notice of Termination was given at the wholesale value of such automobile at such time, or to assume the lease obligations on any such Company automobile leased by the Company.

            B.            The benefits provided under this agreement shall not be treated as damages, but rather shall be treated as severance compensation to which you are entitled under the terms and conditions provided herein.  You shall not be required to mitigate the amount of any benefit provided under this agreement by seeking other employment or otherwise.

6.         RIGHTS AS FORMER EMPLOYER.

            Nothing contained in this agreement shall be construed as preventing you, and shall not prevent you, following any termination of your employment whether pursuant to this agreement or otherwise, from thereafter participating in any benefit or insurance plans, programs or arrangements (including, without limitation thereto, any retirement plans or programs) in the same manner and to the same extent that you, as a former employee of the Company, would have been entitled to participate had this agreement not have been entered into.

7.         SUCCESSORS.

            The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to you, to expressly assume and agree to perform this agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.  Failure of the Company to obtain such agreement prior to the effectiveness of such succession shall be a breach of this agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled hereunder if you terminated your employment for Good Reason regardless of whether you in fact have done so, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination.

            This agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.  If you should die while any amounts would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid to such beneficiary or beneficiaries as you shall have designated by written notice delivered to the Company prior to your death or, failing written notice, to your estate.

8.         LEGAL FEES.

            The Company shall reimburse you in full for all legal fees and expenses reasonably incurred by you in connection with this agreement (including, without limitation, all such fees and expenses, if any, incurred in contesting or disputing any termination of your employment subsequent to a Change of Control or in seeking to obtain or enforce any right or benefit provided by this agreement, regardless of the outcome, unless, in the case of a legal action brought by you or in your name, a court finally determines that such action was not brought in good faith by you).

9.         GROSS-UP PAYMENT.

            In the event that any payment pursuant to this agreement or any other agreement will be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986 (“Code”) or any successor or similar provision, the Company shall pay you an additional amount (the “Gross-Up Payment”) such that the net amount retained by you after deduction of any Excise Tax on such payments (excluding payments pursuant to this paragraph 9), and after deduction for any federal, state and local income tax and Excise Tax upon the payment provided for by this paragraph, shall be equal to the amount of such payments (excluding payments pursuant to this paragraph 9) before payment of any Excise Tax (hereinafter the “Excise Tax Compensation Net Payment”).  For purposes of determining whether any of such payments will be subject to the Excise Tax and the amount of such Excise Tax, any payments or benefits received or to be received by you in connection with a Change of Control or your termination of employment shall be treated as “parachute payments” within the meaning of Section 280G of the Code, and all “excess parachute payments” within the meaning of Section 280G of the Code shall be treated as subject to the Excise Tax, unless in the opinion of tax counsel selected by the Company’s independent auditors and acceptable to you such payments or benefits do not constitute parachute payments or excess parachute payments.  For purposes of determining the amount of the Gross-Up Payment, you shall be deemed to pay all federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rates of taxation in the state and locality of your residence on the Date of Termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.  In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of your employment, you shall repay to the Company, at the time that the amount of such reduction in Excise Tax is finally determined, an amount necessary so that the total payments hereunder equal the Excise Tax Compensation Net Payment, plus interest on the amount of such repayment at a rate equivalent to the rate described in Section 280G (d) (4) of the Code.  In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of termination of your employment, the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest payable with respect to such excess) at the time that the amount of such excess is finally determined.

            The Gross-Up Payment shall be paid not later than the fifteenth day following the Date of Termination.

            Solely for purposes of illustration, Exhibits 1 and 2 show the calculation of the Gross-Up Payment and the calculation of a hypothetical parachute payment, respectively, based upon the facts and circumstances therein assumed.  It is intended solely for illustrative purposes, and is not incorporated in or made part of this Agreement.

10.       AGREEMENT TO PROVIDE SERVICES.

            In the event that a Person commences a tender offer to become the beneficial owner, directly or indirectly, of securities of DPL or DP&L representing fifteen percent (15%) or more of the combined voting power of the then outstanding securities of DPL or DP&L, as the case may be, you agree that you will perform services for the Company and that you will not voluntarily terminate your employment with the Company (except for Good Reason) until the first to occur of the following:

(i)	the abandonment or termination of such tender offer or

(ii)	the occurrence of a Change of Control (other than the commencement of the tender offer).

11.       FUNDING OF MASTER TRUST.

            Upon a Change of Control, the Company shall immediately transfer to the Amended and Restated Master Trust dated February 1, 1995 previously established to secure the Company’s obligations to participants under various Company deferred and incentive compensation plans, cash in an amount sufficient to fund all payments which would be made to you hereunder if your employment was terminated on the date of the Change of Control under circumstances in which payments under paragraph 5.B. hereof would become due and payable to you, including, without limitation, cash in an amount sufficient to fund payments of all future medical, life insurance, accident and disability plans as provided in paragraphs 5.A. (ii) and (iii) hereof, based on reasonable estimates, and cash sufficient to fund all supplemental pension benefits as provided in paragraph 5.A. (iv), as and when due.

12.       NOTICES.

            All notices required or permitted to be given under this agreement shall be in writing and shall be mailed (postage prepaid by either registered or certified mail) or delivered, if to the Company, addressed to

(a)	Prior to a Change of Control, to the Corporate Secretary of the Company at:

The Dayton Power and Light Company MacGregor Park 1065 Woodman Drive Dayton, Ohio 45432 Attention: Corporate Secretary

(b)	After a Change of Control, to the Trustees at:

Trust Department Bank One, Dayton, National Association Kettering Tower Dayton, Ohio 45401

and

Chernesky, Heyman & Kress P.L.L. Suite 1100 10 Courthouse Plaza, S.W. Dayton, Ohio 45402 Attn: Richard J. Chernesky, Esq. Richard A. Broock, Esq. Frederick J. Caspar, Esq.

and if to you, addressed to

Patricia K. Swanke 1253 Windsor Drive Beavercreek, OH 45434

Any party may change the address to which notices to such party are to be directed by giving written notice of such change to the other parties in the manner specified in this paragraph.

13.       MISCELLANEOUS.

            No provision of this agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing, signed by you and such officer of the Company as may be specifically designated by the Board of Directors.  No waiver by any party hereto at any time of any breach by any other party hereto of, or of compliance by such other party with, any condition or provision of this agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.  No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this agreement.

14.       GOVERNING LAW.

            The validity, interpretation, construction and performance of this agreement shall be governed by the laws of the State of Ohio, without giving effect to the principles of conflicts of law thereof.

15.       VALIDITY.

            The provisions of this agreement are divisible; if any provision of this agreement is ruled invalid or unenforceable by any court, such invalidity or enforceability, shall not affect the validity or enforceability of any other provision, which shall remain in full force and effect; and such provision shall be modified by such court consistent with the intent of the parties to the extent necessary to render it valid and enforceable, if possible.

16.       NO RIGHT TO EMPLOYMENT.

            Nothing in this agreement shall confer upon you the right to continue employment with the Company, or obligate you to continue employment with the Company (except as provided in paragraph 10); nor shall it interfere with the rights of the Company to discharge you or take other action with respect to you, subject to the Company’s providing the benefits specified herein in accordance with the terms hereof.

            If this letter correctly sets forth our agreement on the subject matter hereof, please so confirm by signing and returning the enclosed copy.

Very truly yours,

DPL INC.

		By:	/s/ ALLEN M. HILL

		Its	President

THE DAYTON POWER AND LIGHT COMPANY

		By:	/s/ ALLEN M. HILL

		Its	President

Confirmed and agreed to:

/s/ PATRICIA K. SWANKE

Date:	/s/ 9/18/00

DPL INC.
STOCK OPTION PLAN

Management Stock Option Agreement

          This Agreement is made as of January 1, 2001 (the “Grant Date”), by and between DPL Inc., an Ohio corporation (the “Company”) and Patricia Swanke (the “Participant”).

          WHEREAS, the Committee, pursuant to the Company’s Stock Option Plan (the “Plan”), has made an award to the Participant and authorized and directed the execution and delivery of this Agreement;

          NOW, THEREFORE, in consideration of the foregoing, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Participant hereby agree as follows:

1.

Award.  The Participant is hereby granted a stock option (an “Option”) to purchase from the Company up to a total of 50,000 Common Shares of the Company at $29 5/8 per share (the “Exercise Price”).  The term of such Option shall be ten years, commencing on the Grant Date (the “Term”).  This Option is not intended to qualify as an incentive stock option under Code Section 422.

2.	Vesting and Exercise. The Option may be exercised only in accordance with the Plan, as supplemented by this Agreement, and not otherwise.

a.

Vesting.  During its Term and prior to its earlier termination in accordance with Section 3 of this Agreement, and subject to Section 4 of this Agreement, the Option shall vest in accordance with the following schedule:

Cumulative Percent of Option	Vested as of December 31

20%	2001
40%	2002
60%	2003
80%	2004
100%	2005

b.

Exercise.  The vested portion of the Option shall become exercisable on January 1, 2006.  The Option may be exercised for less than the full number of Shares for which the Option is then exercisable.  To the extent then exercisable, the Option may be exercised by the Participant by giving written notice of exercise to the Company in such form as may be provided by the Committee, specifying the number of Shares with respect to which the Option is to be exercised and such other information as the Committee may require.  Such exercise shall be effective upon receipt by the Company of such written notice together with the required payment of the Exercise Price and any applicable withholding taxes.

c.

Payment of Exercise Price.  Payment of the Exercise Price may be made by cash, check (subject to collection) or, provided that the Shares have been owned by the Participant for at least six months prior to such payment, by the delivery (or attestation of ownership) of Shares having a Fair Market Value equal to the aggregate Exercise Price and any applicable withholding taxes.  Alternatively, the Participant may make such payment by authorizing the simultaneous sale of Shares (or a sufficient portion thereof) acquired upon exercise through a brokerage or similar arrangement approved in advance by the Committee.  Subject to the foregoing and except as otherwise provided by the Committee before the Option is exercised, the Company will deliver to the Participant, within a reasonable period of time thereafter, a certificate or certificates representing the Shares so acquired, registered in the name of the Participant or in accordance with other delivery instructions provided by the Participant and acceptable to the Committee.

3.	Termination. Except as otherwise provided in this Section 3, the Option shall terminate upon the expiration of its Term.

	a.	If the Participant’s employment or other service terminates for Cause, the Option, whether or not vested, shall be forfeited.

b.

If the Participant’s employment or other service terminates for any reason other than for Cause, the Participant shall be entitled to the then vested portion of the Option and the unvested portion shall be forfeited.

	c.	In no event may the Option be exercised beyond its Term.

4.

Change of Control.  Notwithstanding the provisions of Sections 2(a) and 2(b) hereof, in the event of a Change of Control, the Option shall immediately vest and become exercisable in its entirety, provided that the Participant’s employment or other service has not terminated prior to the date of such Change of Control.

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Withholding.  The Company shall withhold all applicable taxes required by law from all amounts paid in respect of the Option.  A Participant may satisfy the withholding obligation (i) by paying the amount of any such taxes in cash or check (subject to collection), (ii) by the delivery (or attestation of ownership) of

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Shares or (iii) with the approval of the Committee, by having Shares deducted from the payment.  Alternatively, the Participant may satisfy such obligation by authorizing the simultaneous sale of Shares (or a sufficient portion thereof) acquired upon exercise through a brokerage or similar arrangement approved in advance by the Committee.  The amount of the withholding and, if applicable, the number of Shares to be delivered or deducted, as the case may be, shall be determined by the Committee as of when the withholding is required to be made, provided that the number of Shares so delivered or withheld shall not exceed the minimum required amount of such withholding.

6.

Non-Assignability.  Except as otherwise provided in this Section, the Option is not assignable or transferable other than by will or by the laws of descent and distribution and, during the Participant’s life, may be exercised only by the Participant.  The Participant, with the approval of the Committee, which approval may be withheld in its sole discretion, may transfer the Option for no consideration to or for the benefit of any member or members of the Participant’s Immediate Family (including, without limitation, to a trust for the benefit of any member or members of the Participant’s Immediate Family or to a partnership or limited liability company for one or more members of the Participant’s Immediate Family) subject to such limits as the Committee may establish, and the transferee shall remain subject to all the terms and conditions applicable to the Option prior to such transfer.  The foregoing right to transfer the Option shall apply to the right to consent to amendments to this Agreement and, in the discretion of the Committee, shall also apply to the right to transfer ancillary rights associated with the Option.

7.	Rights as a Shareholder. A Participant shall have no rights as a shareholder with respect to any Shares subject to this award until the date the Participant becomes the holder of record of the Shares.

8.

No Right to Continued Service.  Nothing herein shall obligate the Company or any Subsidiary to continue the Participant’s employment or other service for any particular period or on any particular basis of compensation.

9.

Burden and Benefit.  The terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of, the Participant and his or her executors or administrators, heirs, and personal and legal representatives.

10.

Execution.  This Option is not enforceable until this Agreement has been signed by the Participant and the Company.  By executing this Agreement, the Participant shall be deemed to have accepted and consented to any action taken or to be taken under the Plan by the Committee, the Board of Directors or their delegates.

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11.	Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Ohio, without regard to the conflict of laws principles thereof.

12.

Modifications.  Except for alterations and amendments permitted under the Plan without the consent of the Participant, no change or modification of this Agreement shall be valid unless it is in writing and signed by the parties hereto.

13.

Entire Agreement.  This Agreement, together with the Plan, sets forth all of the promises, agreements, conditions, understandings, warranties and representations between the parties hereto with respect to the Option, and there are no promises, agreements, conditions, understandings, warranties or representations, oral or written, express or implied, between them with respect to the Option other than as set forth herein or therein.  The terms and conditions of the Plan, a copy of which has been furnished to the Participant, are incorporated by reference herein, and to the extent that any conflict may exist between any term or provision of this Agreement and any term or provision of the Plan, the term or provision of the Plan shall control.

14.	Additional Definitions. Any capitalized term to the extent not defined below or elsewhere in this Agreement shall have the same meaning as set forth in the Plan.

a.

“Cause” means (i) the commission of a felony, (ii) embezzlement, (iii) the illegal use of drugs or (iv) if no Change of Control has occurred other than the entering into of an agreement referred to in items (ii) or (iii) of the definition of Change of Control, the failure by the Participant to substantially perform his duties with the Company or any Subsidiary (other than any such failure resulting from his Disability) as determined by the Committee.

b.

“Immediate Family” means the Participant’s spouse, parents, parents-in-law, children, stepchildren, adoptive relationships, sisters, brothers and grandchildren (and, for this purpose, shall also include the Participant).

15.	Construction. The use of any gender herein shall be deemed to include the other gender and the use of the singular herein shall be deemed to include the plural and vice versa, wherever appropriate.

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16.

Notices.  Any and all notices required herein shall be addressed: (i) if to the Company, to the principal executive offices of the Company; and (ii) if to the Participant, to his or her address as reflected in the records of the Company.

17.

Invalid or Unenforceable Provisions.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if the invalid or unenforceable provisions were omitted.

          IN WITNESS WHEREOF, the Company and the Participant have executed this Agreement as of the date first above written.

DPL INC.

By:	/s/ ALLEN M. HILL

President & CEO

/s/ PATRICIA K. SWANKE

Patricia Swanke

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